FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Banco Santander, S.A.

Item

1	Press Release dated October 21, 2011

Press release
Santander incorporates new partners in Santander
Consumer USA and realizes a capital gain of
approximately $1 billion
•	Following the capital increase, Grupo Santander will have a 65% stake in Santander Consumer USA, Sponsor Auto Finance Holdings Series 25% and Dundon DFS 10%.
Madrid, Oct. 21, 2011 — Santander Consumer USA will increase its capital by approximately $1.15 billion, with Sponsor Auto Finance Holdings Series, an entity held by funds affiliated with Warburg Pincus, Kohlberg Kravis Roberts and Centerbridge Partners, investing $1 billion in the company and Dundon DFS, approximately, another $150 million.
The transaction values the company at $4 billion. Following this transaction, Santander will realize a capital gain of approximately $1 billion. The capital gain will be fully allocated to reinforce the Group’s balance sheet.
Following this transaction, Grupo Santander will have a 65% stake in Santander Consumer USA 65%; Kohlberg Kravis Roberts, Warburg Pincus and Centerbridge Partners (through Sponsor Auto Finance Holdings Series) 25%; and Dundon DFS 10%.
Santander Consumer USA has assets of more than $16 billion, more than 2,000,000 customers and 2,800 employees. The company distributes loans through a network of more than 13,000 auto dealers. Santander Consumer USA registered a profit of $455 million in 2010.
The transaction is subject to obtaining the relevant regulatory approvals.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 21, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President